Exhibit 8.1

Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
PFAI Investment Limited	Canada
Pinnacle Food Inc.	Canada
Pinnacle Food Investment Limited	British Virgin Islands
Pinnacle Food Agtech HK Limited	Hong Kong
Pinnacle Food Trading HK Limited	Hong Kong
Dingfengzhipin Agri-Tech (Beijing) Co., Ltd.	China Mainland